Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED JUNE 30, 2013

Management’s Discussion and Analysis (MD&A)
(July 31, 2013)

General
This interim MD&A should be read in conjunction with the unaudited interim condensed Consolidated Financial Statements of Talisman Energy Inc. (‘Talisman’ or ‘the Company’) as at and for the three and six month periods ended June 30, 2013 and 2012, the 2012 MD&A and audited annual Consolidated Financial Statements of the Company, and the MD&A and unaudited interim condensed Consolidated Financial Statements as at and for the three month periods ended March 31, 2013 and 2012.

The Company’s interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting within International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All comparisons are between the three month periods ended June 30, 2013 and 2012, unless otherwise stated.  All amounts presented are in US$ million, unless otherwise stated.  Abbreviations used in this MD&A are listed on the page headed ‘Abbreviations’.  Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Adoption of New Accounting Standards
As at and for the year ended December 31, 2012, the Company proportionately consolidated its interests in Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión).  Effective January 1, 2013, the Company adopted IFRS 11 Joint Arrangements which requires the Company to account for its investments in TSEUK and Equión using the equity method of accounting and was applied retrospectively.  Accordingly, all prior year numbers relating to the Company’s investment in Equión have been restated to reflect this change.  As the TSEUK joint venture was formed on December 17, 2012, in conjunction with Talisman’s sale of a 49% equity interest in Talisman Energy (UK) Limited (TEUK), the change did not impact the interim condensed Consolidated Statement of Income for the three and six month periods ended June 30, 2012, but the Consolidated Balance Sheet as at December 31, 2012 has been restated to reflect this change.

As a result of adopting IFRS 11 and the formation of the TSEUK joint venture in December 2012, amounts reported for the three and six month periods ended June 30, 2013 and 2012 are not comparable with respect to the Company’s UK operations. The three and six month periods ended June 30, 2012 reflects Talisman’s 100% ownership of TEUK and the results are included on a consolidated basis. For the three and six month periods ended June 30, 2013, Talisman’s 51% interest in TSEUK is reflected in a single line item entitled “Income (loss) from joint ventures and associates, after tax.”

SECOND QUARTER 2013 PERFORMANCE HIGHLIGHTS
•
Production averaged 361 mboe/d for the quarter. Operational performance in North America, Colombia, and Southeast Asia was strong during the quarter. Planned turnarounds and unplanned downtime in the non-core North Sea and continued production restrictions in Algeria were only partially offset by new oil production from HST / HSD in Vietnam and production growth in the Eagle Ford.

•	In Vietnam, the HST / HSD oil field development came on stream in May, ahead of schedule and under budget. The field is currently producing 12 mbbls/d (net to Talisman).

•
As part of the company’s $2-3 billion divestment program, Talisman has commenced a sales process for its Norway, Montney and North Duvernay assets, as well as its equity stake in the Ocensa pipeline in Colombia.

•	In Kurdistan, the Kurdamir-3 well has been cased, cored and logged. Drill stem testing is now underway, with results expected in the third quarter.

FINANCIAL AND OPERATING HIGHLIGHTS

	Six Months Ended June 30,		Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
($ millions, unless otherwise stated)	2013	2012	2013	2013	2012	2012	2012	2012	2011	2011
Total revenue and other income1	2,308	3,856	1,185	1,123	1,664	1,647	1,800	2,056	2,035	1,911
Net income (loss)	(116)	487	97	(213)	376	(731)	196	291	(117)	521
Per common share ($)
Net income (loss)2	(0.12)	0.47	0.09	(0.21)	0.37	(0.71)	0.19	0.28	(0.11)	0.51
Diluted net income (loss)3	(0.14)	0.38	0.06	(0.21)	0.31	(0.71)	0.14	0.24	(0.11)	0.24
Production4 (Daily Average - Gross)
Oil and liquids (mbbls/d)	127	174	126	129	143	159	161	187	180	161
Natural gas (mmcf/d)	1,438	1,648	1,414	1,461	1,498	1,533	1,642	1,652	1,572	1,435
Total mboe/d (6mcf = 1boe)	367	448	361	372	392	415	435	462	442	400
1.
2012 and 2011 restated to reflect the change to equity accounting of Equión. Adjustments relating to TSEUK are effective from December 17, 2012 to December 31, 2012 as the TSEUK joint venture was formed on December 17, 2012.

2.	Net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.
3.	Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.
4.	Includes the Company’s proportionate interest in production from joint ventures.

During the second quarter of 2013, the Company had a net income of $97 million compared to net income of $196 million in the same quarter in 2012 as a result of lower production and higher disposition gains recorded in 2012, partially offset by a gain on held-for-trading financial instruments compared to a loss in 2012, lower operating costs, impairments, DD&A expense and income taxes.

Lower production volumes in the second quarter of 2013 were primarily driven by the sale of 49% of Talisman’s UK North Sea business in 2012, dispositions in western Canada in 2012, natural declines, turnaround and performance challenges in the North Sea, and the curtailment of capital being directed towards gas weighted assets in the Marcellus and in the Canadian conventional business. These were partially offset by increased production from North America, Colombia and Southeast Asia, with increased production from Eagle Ford, production from the new Kinabalu PSC in Malaysia, and the start-up of production from HST / HSD in Vietnam.

DAILY AVERAGE PRODUCTION

	Three months ended June 30
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	33	28	25	23
Southeast Asia	43	41	23	25
North Sea1	13	70	13	69
Other2	10	13	5	7
	99	152	66	124
Oil and liquids from Joint Ventures (mbbls/d)
TSEUK	17	-	17	-
Equión	10	9	9	7
	27	9	26	7
Total oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	126	161	92	131
Natural gas from Consolidated Subsidiaries (mmcf/d)
North America	846	1,039	733	936
Southeast Asia	519	528	358	367
North Sea1	4	32	4	32
Other2	-	-	-	-
	1,369	1,599	1,095	1,335
Natural gas from Joint Ventures (mmcf/d)
TSEUK	2	-	2	-
Equión	43	43	34	34
	45	43	36	34
Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,414	1,642	1,131	1,369
Total Daily Production from Consolidated Subsidiaries (mboe/d)
North America	174	201	147	179
Southeast Asia	130	130	83	86
North Sea1	13	75	13	74
Other2	10	13	5	7
	327	419	248	346
Total Daily Production from Joint Ventures (mboe/d)
TSEUK	17	-	17	-
Equión	17	16	15	13
	34	16	32	13
Total daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	361	435	280	359
Less production from assets sold (mboe/d)
North America	-	6	-	6
Southeast Asia	1	3	1	1
North Sea	-	25	-	25
	1	34	1	32
Total production from ongoing operations (mboe/d)	360	401	279	327

	Six months ended June 30
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids from Consolidated Subsidiaries (mbbls/d)
North America	31	28	24	23
Southeast Asia	42	43	21	26
North Sea1	15	79	15	79
Other2	11	13	5	6
	99	163	65	134
Oil and liquids from Joint Ventures (mbbls/d)
TSEUK	18	-	18	-
Equión	10	11	9	8
	28	11	27	8
Total oil and liquids from Consolidated Subsidiaries and Joint Ventures (mbbls/d)	127	174	92	142
Natural gas from Consolidated Subsidiaries (mmcf/d)
North America	861	1,032	753	907
Southeast Asia	525	538	352	370
North Sea1	9	38	9	38
Other2	-	-	-	-
	1,395	1,608	1,114	1,315
Natural gas from Joint Ventures (mmcf/d)
TSEUK	2	-	2	-
Equión	41	40	33	32
	43	40	35	32
Total natural gas from Consolidated Subsidiaries and Joint Ventures (mmcf/d)	1,438	1,648	1,149	1,347
Total Daily Production from Consolidated Subsidiaries (mboe/d)
North America	174	200	150	174
Southeast Asia	130	133	80	88
North Sea1	16	85	16	85
Other2	11	13	5	6
	331	431	251	353
Total Daily Production from Joint Ventures (mboe/d)
TSEUK	19	-	19	-
Equión	17	17	14	14
	36	17	33	14
Total daily production from Consolidated Subsidiaries and Joint Ventures (mboe/d)	367	448	284	367
Less production from assets sold (mboe/d)
North America	-	7	-	6
Southeast Asia	2	3	1	2
North Sea	-	28	-	28
	2	38	1	36
Total production from ongoing operations (mboe/d)	365	410	283	331
1.
Production in 2012 from the North Sea included production from the Company’s operations in the UK and Norway. Effective January 1, 2013, production from the North Sea only relates to production from Norway.

2.	2012 Production from Equión was restated to reflect the change to equity accounting on adoption of IFRS 11.

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

In North America, production from ongoing operations decreased by 11% over the same period in 2012. Oil and liquids production from ongoing operations increased by 27%, due to increased production from Eagle Ford, partially offset by natural declines of conventional assets. Natural gas production from ongoing operations decreased 17% due to reduced capital spending being directed towards gas assets, primarily in the Marcellus and in the Canadian conventional gas business.

In Southeast Asia, total production from ongoing operations was consistent with the same period in 2012. Oil and liquids production increased by 5% due principally to the start-up of HST / HSD in Vietnam, and production from the new Kinabalu PSC in Malaysia, partially offset by natural declines at Kitan in Australia.

In the North Sea, including Norway and the TSEUK joint venture, total production decreased by 60% due principally to the sale of 49% of Talisman’s UK North Sea business in 2012. Production in Norway declined by 43% due principally to pressure decline at Rev, which resulted in the field being shut-in in May 2013, and natural declines in Varg. In the TSEUK joint venture, production from ongoing operations decreased by 35% due to natural decline, turnarounds and performance challenges.

In the rest of the world, including the Equión joint venture, production remained relatively flat compared to 2012.

VOLUMES PRODUCED INTO (SOLD OUT OF) INVENTORY1,2
	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Southeast Asia - bbls/d	(10,879)	(1,372)	(1,721)	(1,297)
North Sea – bbls/d	(1,369)	(7,062)	(121)	(1,245)
Other – bbls/d	2,878	(200)	(453)	1,231
Total produced into (sold out of) inventory – bbls/d	(9,370)	(8,634)	(2,295)	(1,311)
Total produced into (sold out of) inventory – mmbbls	(0.9)	(0.8)	(0.4)	(0.2)
Inventory at June 30 - mmbbls	1.7	1.7	1.7	1.7
1.	Gross before royalties.
2.	Effective January 1, 2013, the North Sea volumes only include Norway.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted.  The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred.  Volumes presented in the ‘Daily Average Production’ table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the three month period ending June 30, 2013, volumes in inventory decreased from 2.6 mmbbls to 1.7 mmbbls due principally to liftings in Malaysia and Norway, partially offset by increased inventory in Vietnam, Australia, and Algeria.

COMPANY NETBACKS1,2
	Three months ended June 30
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids ($/bbl)
Sales price	89.51	96.83	89.51	96.83
Royalties	30.73	18.06	-	-
Transportation	1.51	1.48	2.30	1.81
Operating costs	23.79	33.19	36.23	40.80
	33.48	44.10	50.98	54.22
Natural gas ($/mcf)
Sales price	6.12	4.72	6.12	4.72
Royalties	1.45	1.10	-	-
Transportation	0.30	0.26	0.40	0.33
Operating costs	1.14	1.10	1.49	1.43
	3.23	2.26	4.23	2.96
Total $/boe (6mcf=1boe)
Sales price	52.68	53.13	52.68	53.13
Royalties	15.35	10.74	-	-
Transportation	1.72	1.51	2.43	1.89
Operating costs	11.96	16.22	16.35	20.68
	23.65	24.66	33.90	30.56

	Six months ended June 30
	Gross before royalties		Net of royalties
	2013	2012	2013	2012
Oil and liquids ($/bbl)
Sales price	93.59	106.55	93.59	106.55
Royalties	33.35	19.94	-	-
Transportation	1.43	1.38	2.23	1.69
Operating costs	22.91	28.98	35.59	35.65
	35.90	56.25	55.77	69.21
Natural gas ($/mcf)
Sales price	6.04	4.95	6.04	4.95
Royalties	1.50	1.19	-	-
Transportation	0.30	0.26	0.40	0.34
Operating costs	1.15	1.08	1.53	1.42
	3.09	2.42	4.11	3.19
Total $/boe (6mcf=1boe)
Sales price	53.35	58.85	53.35	58.85
Royalties	16.28	12.00	-	-
Transportation	1.70	1.49	2.45	1.87
Operating costs	11.69	14.99	16.25	19.23
	23.68	30.37	34.65	37.75
1.	Netbacks do not include pipeline operations.
2.	2012 restated to reflect the change to equity accounting for Equión. Amounts shown for 2013 only represent netbacks from consolidated subsidiaries and exclude netbacks from equity accounted entities.

During the quarter, the Company’s average gross netback was $23.65/boe, 4% lower than 2012 due principally to higher royalties and lower realized prices, partially offset by lower operating costs (down 26%). Operating costs decreased as the high unit operating cost from the UK was included in the second quarter of 2012, and excluded from the second quarter of 2013 due to the application of equity accounting to the TSEUK joint venture.

Talisman’s realized net price of $52.68/boe was 1% lower than the same period in 2012 due to lower oil and liquids prices in Southeast Asia and the North Sea, offset by higher natural gas prices in North America.

The Company’s realized net sale price does not include the impact of the financial commodity price derivatives discussed in the ‘Risk Management’ section of this MD&A.

The corporate royalty rate was 31%, up from 20% in 2012, as the low royalty rate from the UK was included in the second quarter of 2012, and was excluded from the second quarter of 2013 due to the application of equity accounting to the TSEUK joint venture.

COMMODITY PRICES AND EXCHANGE RATES1
	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Oil and liquids ($/bbl)
North America	65.84	67.55	64.92	72.41
Southeast Asia	101.07	106.52	106.54	115.08
North Sea	104.00	104.03	108.09	113.27
Other 2	98.29	89.24	104.62	110.03
	89.51	96.83	93.59	106.55
Natural gas ($/mcf)
North America	3.92	2.14	3.62	2.31
Southeast Asia	9.51	9.48	9.87	9.67
North Sea	30.67	9.99	14.80	9.94
Other 2	-	-	-	-
	6.12	4.72	6.04	4.95
Company $/boe (6mcf=1boe)	52.68	53.13	53.35	58.85
Benchmark prices and foreign exchange rates
WTI (US$/bbl)	94.22	93.53	94.30	98.23
Dated Brent (US$/bbl)	102.44	108.33	107.50	113.41
Tapis (US$/bbl)	108.19	114.88	113.22	120.32
NYMEX (US$/mmbtu)	4.09	2.26	3.72	2.52
AECO (C$/gj)	3.40	1.74	3.16	2.06
C$/US$ exchange rate	1.02	1.01	1.02	1.01
UK£/US$ exchange rate	0.65	0.63	0.65	0.63
1.	2013 represents prices from consolidated subsidiaries and excludes prices from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Realized oil and liquids prices decreased by 8%, which is consistent with lower Dated Brent and Tapis prices. Realized natural gas prices increased by 30%, due to higher North American gas prices.

In North America, realized oil and liquids prices decreased by 3% due principally to a reduction in realized oil and natural gas liquids pricing in Eagle Ford, partially offset by higher realized oil prices in Canada. Realized natural gas prices increased by 83% compared to the same quarter in 2012, consistent with increases in NYMEX and AECO prices.

In Southeast Asia, realized natural gas prices remained relatively stable compared to the same quarter in 2012. Higher natural gas prices in Indonesia were partially offset by lower prices in Malaysia. A significant portion of natural gas pricing in Southeast Asia is linked to oil-based indices. For example, Corridor gas prices averaged $10.65/mcf in the second quarter of 2013, where 55% of sales are referenced to Duri crude and High Sulphur Fuel Oil on an energy equivalent basis. Oil and liquids prices decreased by 5% in Southeast Asia, consistent with lower international oil prices.

EXPENSES
Unit Operating Expenses1
	Three months ended June 30
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	8.78	9.20	10.38	10.33
Southeast Asia	10.82	9.12	16.96	13.69
North Sea	66.15	48.87	66.15	49.20
Other 2	10.16	6.91	19.34	15.54
	11.96	16.22	16.35	20.68

	Six months ended June 30
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	8.98	8.47	10.47	9.74
Southeast Asia	10.75	8.44	17.45	12.82
North Sea	52.66	41.87	52.66	42.17
Other 2	5.62	5.70	11.94	12.99
	11.69	14.99	16.25	19.23
1.	2013 represents unit operating expenses from consolidated subsidiaries, excluding unit operating expenses from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Total Operating Expenses1
	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
($ millions)
North America	144	164	291	313
Southeast Asia	146	109	249	207
North Sea2	86	349	157	661
Other3	5	7	13	12
	381	629	710	1,193
1.	2013 represents operating expenses from consolidated subsidiaries, excluding operating expenses from equity investees.
2.	2012 includes operating expenses of $257 million for the three months ended June 30, and $487 million for the six months ended June 30 from the UK. 2013 does not include operating expenses for the UK.
3.	2012 restated to reflect the change to equity accounting for Equión.

Total operating expenses decreased by $248 million as the operating expenses from Talisman’s UK business were included in the second quarter of 2012, and were excluded from the second quarter of 2013 due to the application of equity accounting to the TSEUK joint venture. Operating expenses also decreased in North America. These were partially offset by increased operating expenses in Southeast Asia, primarily as a result of incremental production volumes coming on-stream.

In North America, total operating expenses decreased by 12% due to a $7 million retrospective charge relating to the Pennsylvania impact fee and asset dispositions in western Canada in the same period last year, partially offset by increased activity in the Eagle Ford in the current year. Unit operating costs in North America decreased by 5% quarter over quarter.

In Southeast Asia, total operating expenses increased by 34% due to production from the new Kinabalu PSC in Malaysia and the start-up of HST / HSD in Vietnam, partially offset by reduced operating expenses in Indonesia due to the sale of the Offshore Northwest Java PSC in May 2013. Unit operating costs increased by 19% due to the reasons noted above partially offset by lower unit rates from HST / HSD in Vietnam.

In the North Sea, total operating expenses in 2012 included the UK and Norway operations. Total operating expenses in 2013 only include costs from Norway due to the application of equity accounting to the TSEUK joint venture. In Norway, operating expenses were down by 7% due principally to the timings of liftings, and no operational activity at Yme in the current quarter, partially offset by maintenance activity at Varg and Gyda in the current quarter. Unit operating costs increased by 35% due to lower production volumes.

In the rest of the world, total operating expenses decreased due to reduced maintenance activity in Algeria compared to the same period last year.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

	Three months ended June 30
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	19.23	15.10	22.75	16.96
Southeast Asia	8.92	8.83	13.39	13.18
North Sea	33.38	20.79	33.38	20.92
Other2	1.92	7.19	5.53	15.24
	15.14	14.64	19.77	16.91

	Six months ended June 30
	Gross before royalties		Net of royalties
($/boe)	2013	2012	2013	2012
North America	18.58	15.12	21.65	17.38
Southeast Asia	8.28	9.15	13.33	13.82
North Sea	30.43	20.88	30.43	21.03
Other2	5.63	7.14	11.47	21.52
	14.65	14.23	19.30	17.42
1.	2013 represents unit DD&A from consolidated subsidiaries, excluding unit DD&A from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

Total DD&A Expense1

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
($ millions)
North America	305	276	586	549
Southeast Asia	114	105	197	223
North Sea2	44	156	90	330
Other3	1	8	12	17
	464	545	885	1,119
1.	2013 represents DD&A expenses from consolidated subsidiaries, excluding DD&A expense from equity investees.
2.	2012 includes DD&A expenses of $93 million for the three months ended June 30, and $212 million for the six months ended June 30 from the UK. 2013 does not include DD&A expenses for the UK.
3.	2012 restated to reflect the change to equity accounting for Equión.

Total DD&A expense decreased by $81 million as DD&A expense from Talisman’s UK business was included in the second quarter of 2012, and was excluded from the second quarter of 2013 due to the application of equity accounting to the TSEUK joint venture. This was partially offset by increased DD&A expense in North America.

DD&A expense in North America increased by 11% primarily due to increased production and higher unit rates in the liquids rich Eagle Ford, partially offset by lower production in Canada and Marcellus. Unit DD&A expense increased by 27% in North America primarily due to a change in production mix.

In Southeast Asia, DD&A expense increased by 9% due to new production from HST / HSD in Vietnam, liftings in Malaysia, and higher DD&A rates in Indonesia, partially offset by reduced DD&A expense in Australia due to lower production at Kitan, and the cessation of depletion of the Laminaria / Corallina Floating Production Storage and Offloading facility.  Unit DD&A expense increased by 1%.

In the North Sea, DD&A expense for Norway declined to $44 million compared to $63 million in 2012 due to lower production, partially offset by higher rates. Unit rates increased by 57% in Norway due principally to increases to the depletable base, caused by an increase in the decommissioning asset at the end of 2012.

In the rest of the world, DD&A expense decreased due to reduced liftings in Algeria and reduced production volumes.

Impairment
	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
($ millions)
Impairment losses
North America	-	-	-	75
Southeast Asia	-	-	-	-
North Sea	-	-	7	978
Other	12	73	12	73
	12	73	19	1,126
Impairment reversals
North America	-	-	-	-
Southeast Asia	-	-	-	-
North Sea	(21)	-	(21)	-
Other	-	-	-	-
	(21)	-	(21)	-
Net Impairment	(9)	73	(2)	1,126

During the three month period ended June 30, 2013, the Company recorded $12 million of impairment expense relating to its exit from Sierra Leone. The Company also recorded impairment reversals of $21 million in the North Sea, due primarily to a reduction in the decommissioning obligation and asset caused by a 1% increase in the real discount rated used to measure decommissioning liabilities.

During the three month period ended June 30, 2012, the Company recorded $73 million of impairment expense related to exploration acreage being relinquished in the Kurdistan Region of northern Iraq, in order to focus on the potential of discoveries on the Topkhana and Kurdamir blocks.

Income (Loss) from Joint Ventures and Associates 1

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
($ millions)
TSEUK	(16)	-	(68)	-
Equión	23	43	62	98
Oleoducto Central S.A. (Ocensa)	16	-	27	-
	23	43	21	98
1.
Includes the Company’s proportionate interest in joint ventures and associates as disclosed in note 8 to the Company’s interim Condensed Consolidated Financial Statements for the period ended June 30, 2013.

The net loss in TSEUK was primarily driven by lower production, reduced commodity prices and higher operating costs due to maintenance activity.

Equión net income has decreased due to lower realized prices, higher income tax expense, and transportation expense from use of the Ocensa pipeline as described below, partially offset by lower operating expenses. The net income of $23 million includes a transportation expense of $6 million from the Ocensa pipeline.

Income from Ocensa represents Talisman’s 12.152% interest in a pipeline business.  Pursuant to becoming a profit centre in the first quarter of 2013, Ocensa now charges a regulated transportation rate on volumes flowing through the pipeline. Previously, Ocensa charged a transportation rate based upon a cost recovery business model.

Corporate and Other 1

	Three months ended June 30			Six months ended June 30
	2013	2012	2	2013	2012	2
($ millions)
General and administrative (G&A) expense	111	133		214	252
Dry hole expense	69	65		69	125
Exploration expense	67	91		142	147
Finance costs	79	67		157	138
Share-based payments expense (recovery)	2	(31)		24	(72)
(Gain) loss on held-for-trading financial instruments	(221)	(35)		(141)	12
Gain on asset disposals	(59)	(254)		(59)	(759)
Other income	10	17		37	43
Other expenses, net (recovery)	13	(42)		19	30
1.	2013 represents corporate and other expense from consolidated subsidiaries, excluding corporate and other expense from equity investees.
2.	2012 restated where necessary to reflect changes due to equity accounting.

G&A expense decreased by $22 million relative to 2012, due to re-organization of the business in North America, lower information technology costs, lower management consulting fees and reduced office space.

In the second quarter of 2013, Talisman recorded dry hole expense of $49 million in Southeast Asia and $19 million in Norway.

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expense. These costs are expensed as incurred.  Exploration expense decreased by $24 million due to reduced indirect exploration expense and reduced seismic activity in North America, and lower seismic activity in Vietnam and Malaysia. These were partially offset by increased seismic activity in Kurdistan, Colombia, and the North Sea.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. The increase in finance costs is due primarily to a reduction in capitalized interest in the North Sea. In addition, interest on long-term debt increased due to the issuance of $600 million in unsecured notes in May 2012, partially offset by reduced accretion expense.

Share-based payments during the three month period ended June 30, 2013 was $2 million, due principally to expenses related to the long-term Performance Share Unit (PSU) plan, Restricted Share Unit (RSU) plan and Deferred Share Unit (DSU) plans, partially offset by a recovery related to stock options.

Talisman recorded a gain on held-for-trading financial instruments of $221 million, due principally to a decrease in oil and natural gas forward prices. See the ‘Risk Management’ section of this MD&A for further details concerning the Company’s financial instruments.

The gain on disposals arose from the sale of certain assets in western Canada and Indonesia as described in the ‘Disposals’ section of this MD&A.

Other income includes pipeline, processing and marketing revenue.

Other expense of $13 million includes restructuring costs of $11 million, and other miscellaneous expenses, partially offset by a foreign exchange gain of $7 million.

INCOME TAXES 1

	Three months ended June 30			Six months ended June 30
	2013	2012	2	2013	2012	2
($ millions)
Income before taxes	237	501		188	428
Less: Petroleum Revenue Tax (PRT)
Current	7	27		13	56
Deferred	1	50		3	55
Total PRT	8	77		16	111
	229	424		172	317
Income tax expense (recovery)
Current income tax	132	152		273	528
Deferred income tax	-	76		15	(698)
Total income tax expense (recovery)	132	228		288	(170)
Effective income tax rate (%)	58	54		167	(54)
1.	2013 represents income taxes from consolidated subsidiaries, excluding income taxes from equity investees.
2.	2012 restated to reflect the change to equity accounting for Equión.

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The Company’s expected effective rate, based on the mix of income and losses in various jurisdictions, is 30%. The effective tax rate in the second quarter of 2013 is impacted by pre-tax income of $213 million in Southeast Asia where the tax rates range from 30% to 55%, offset by pre-tax losses of $76 million in North America where tax rates range from 25% to 39%.

In addition to the jurisdictional mix of income, the effective tax rate was also impacted by:

•	Foreign exchange fluctuations in foreign denominated currency tax pools of $45 million;
•	Derecognition of deferred tax assets mainly related to US operations of $39 million; and
•	Non-taxable corporate hedging gains.

The reduction of $20 million in current taxes from $152 million in the three month period ended June 30, 2012 to $132 million in the three month period ended June 30, 2013 was primarily driven by the sale of 49% of Talisman’s UK North Sea business in 2012. Additionally, UK current tax amounts are included in the income (loss) from joint ventures and associates in 2013 due to the application of equity accounting. This is partially offset by a $31 million current tax liability recorded this quarter, as noted below.

In the second quarter of 2013, the Company recorded a tax liability associated with a tax position taken in Southeast Asia.  While the Company believes it has a strong technical and legal basis for its position, recent court rulings suggest it is more likely than not that the Company’s tax position will not prevail. Accordingly, the Company recorded a $31 million current tax and a $26 million deferred tax expense, which relates to the years 2003 to 2013. Additionally during the second quarter, the Company recorded a $16 million benefit from the resolution of a tax position in North America and expects to receive a $16 million refund in the third quarter of 2013.

The deferred tax expense of $nil million in the three month period ended June 30, 2013, compared to $76 million in the three month period ended June 30, 2012, was due principally to a build-up of losses in the North Sea, and a gain on asset disposal in North America in 2012, offset by the $26 million deferred tax liability recorded this quarter, as noted above.

CAPITAL EXPENDITURES
	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
($ millions)
North America	359	399	668	993
Southeast Asia	152	95	258	178
North Sea1	71	320	208	549
Other1	45	63	69	123
Exploration and development expenditure from subsidiaries2	627	877	1,203	1,843
Corporate, IS and Administrative	19	32	10	56
Acquisitions	-	-	-	2
Proceeds of dispositions	(99)	(437)	(99)	(939)
Net capital expenditure for subsidiaries	547	472	1,114	962
TSEUK	99	-	206	-
Equión	31	35	54	53
Exploration and development expenditure from joint ventures3	130	35	260	53
Net capital expenditure for consolidated subsidiaries and joint ventures	677	507	1,374	1,015
1.
Capital expenditures in 2012 from the North Sea included the Company’s operations in the UK and Norway. Effective, January 1, 2013, capital expenditures in the North Sea only relates to Norway. 2012 capital expenditures in Other have been restated to reflect the change to equity accounting for Equión.

2.	Excludes exploration expense of $67 million (2012 - $91 million) for the three month period ended June 30, 2013 and $142 million (2012 - $147 million) for the six month period ended June 30, 2013.
3.
Represents the Company’s proportionate interest, excluding exploration expensed of $5 million net in TSEUK (2012 - $nil) for the three month period ended June 30, 2013 and $7 million net in TSEUK (2012 - $nil) for the six month period ended June 30, 2013.

In North America, capital expenditures during the quarter totalled $359 million, down 10% on the corresponding quarter last year, with $302 million related to liquids-rich opportunities in the Eagle Ford and western Canada.

In Southeast Asia, capital expenditures of $152 million included $71 million of exploration and $81 million of development in Indonesia, Malaysia, Vietnam, and Papua New Guinea.

In Norway, capital expenditures of $71 million included $23 million of development drilling activities at Varg, $17 million of drilling at Gyda, and $23 million of capital expenditures on non-operated assets.

Capital expenditures in other areas were $45 million due principally to drilling activities in Colombia, Kurdistan, and Algeria.

In the TSEUK joint venture, net capital expenditures of $99 million included $55 million of development in Montrose, North Seagull, Claymore and Godwin. In the Equión joint venture, net capital expenditures of $31 million were primarily for development activities.

DISPOSALS
North America Dispositions
In May 2013, Talisman completed sales of non-core assets in western Canada for proceeds of $63 million, resulting in a pre-tax gain of $52 million ($39 million after tax).

In June 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in a pre-tax gain of $254 million ($187 million after tax).

Southeast Asia Disposition
On May 3, 2013, Talisman completed the sale of its 5.03% interest in the Offshore Northwest Java Production Sharing Contract (PSC) in Indonesia for net proceeds of $36 million, resulting in a pre-tax gain of $9 million ($3 million after tax).

Sale of 49% Equity Interest in Talisman Energy (UK) Limited (TEUK) to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of a 49% equity interest TEUK, now renamed TSEUK, which owned substantially all of Talisman’s UK assets, to Addax Petroleum UK Limited (Addax), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion, based on an effective date of January 1, 2012.  This newly created entity was accounted for using the equity method effective December 17, 2012.

LIQUIDITY AND CAPITAL RESOURCES
Talisman’s gross debt at June 30, 2013 was $4.9 billion ($4.7 billion net of cash and cash equivalents and bank indebtedness), compared to $4.4 billion ($3.9 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2012.

During the quarter, the Company generated $357 million of cash provided by operating activities and incurred capital expenditures of $649 million.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities and cash proceeds from the disposition of non-core assets, by drawing on the Company’s credit facilities, issuing commercial paper, or issuing equity, long-term notes or debentures under the Company’s shelf prospectuses.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $3.1 billion, of which $2.9 billion is fully committed through 2018.  At June 30, 2013, $509 million of commercial paper was drawn and $86 million was supporting letters of credit. Available borrowing capacity was $2.5 billion at June 30, 2013.

The Company has an active hedging program that will partially protect 2013 cash flow from the effect of declining commodity prices.  See the ‘Risk Management’ section of this MD&A for further information.

With the exception of the $567 million current portion of long-term debt, Talisman has no significant debt maturities until 2015.  The current portion of long-term debt consists of $509 million in commercial paper, $50 million of 8.25% notes, and $8 million in Tangguh project financing.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company’s liquidity are cash flow, including cash flow from equity accounted entities (defined in accordance with the Company’s debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants.  The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. For the trailing 12 month period ended June 30, 2013, the debt-to-cash flow ratio was 1.9:1.

The Company established a US commercial paper program in November 2011.  The authorized amount under this program is $1 billion.  The amount available under the commercial paper program is limited to the availability of backup funds under the Company’s bank credit facilities. At June 30, 2013, the amount of commercial paper outstanding was $509 million and the average interest rate on outstanding commercial paper was 0.36%.  The classification of commercial paper as a current liability at June 30, 2013 reflects management’s intent with respect to its repayment.

The Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At June 30, 2013, letters of credit totalling $1.9 billion had been issued under these facilities, of which $1.5 billion were provided as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which Addax acquired 49% of the share capital of TEUK, Addax’s parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

The Company routinely assesses the financial strength of its joint arrangement participants and customers, in accordance with the Company’s credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At June 30, 2013, approximately 91% of the Company’s trade accounts receivable was current and the largest single counterparty exposure, accounting for 10% of the total, was with a highly rated counterparty.  Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties. The maximum credit exposure associated with accounts receivable is the carrying value.

At June 30, 2013, there were 1,034,586,447 common shares outstanding, of which 4,230,914 were held in trust by the Company resulting in 1,030,355,533 common shares outstanding for accounting purposes. During the three month period ended June 30, 2013, Talisman declared common share dividends of $0.0675 per share for an aggregate dividend of $68 million. Subsequent to June 30, 2013, 1,070 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan.  There were 1,030,356,603 common shares outstanding at July 26, 2013.

At June 30, 2013, there were 8,000,000 Series 1 preferred shares outstanding.  Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During the three month period ended June 30, 2013, Talisman declared preferred share dividends of C$0.2625 per share for an aggregate dividend of $2 million.

At June 30, 2013, there were 49,382,474 stock options, 2,160,392  cash units, 8,653,580 restricted share units (RSU), 1,866,989 deferred share units (DSU) and 12,848,912  long-term performance share units (PSU) outstanding.

On April 1, 2013, Talisman implemented the “Global Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its affiliates”.  All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the common shares at the vest date. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as ‘dividend equivalent RSUs’). Typically, one third of the RSUs granted under the plan are paid on the grant anniversary date every year for the three years following the grant date.  In 2013, non-executive employees were granted a total of 8,942,685 RSUs in place of stock options, cash units and PSUs.

Subsequent to June 30, 2013, no stock options were granted, 1,070 stock options were exercised for shares, no options were surrendered for cash and 374,092 were forfeited with 49,007,312 outstanding at July 26, 2013.  Subsequent to June 30, 2013, no cash units were granted, 20,797 cash units were forfeited with 2,139,595 outstanding at July 26, 2013.  Subsequent to June 30, 2013, no PSUs were granted and 103,954 long-term PSUs were forfeited, with 12,744,958 outstanding at July 26, 2013. Subsequent to June 30, 2013, no RSUs were granted, 14,733 were exercised and 119,686 forfeited, with 8,519,161 outstanding at July 26, 2013. There were no DSU’s granted or forfeited subsequent to June 30, 2013.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust.  The 2010 long-term PSU grant vested on December 31, 2012 and was settled in March 2013 based on the vesting of 90% of the PSUs granted as approved by the Board of Directors.

During the six month period ended June 30, 2013, no common shares were purchased on the open market (During the same period in 2012 – 1,120,000 common shares purchased for $13 million).  Between July 1 and July 26, 2013, no common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector.  The Company may make acquisitions, investments or dispositions, some of which may be material.  In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company’s liquidity and capital resources, refer to notes 17 and 20 to the 2012 audited Consolidated Financial Statements and notes 16 and 18 to the interim condensed Consolidated Financial Statements.

SENSITIVITIES
Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2013 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $105/bbl, a NYMEX natural gas price of approximately $3.80/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.60.

($ millions)	Net Income	Cash Provided by Operating Activities3
Volume changes
Oil – 10,000 bbls/d	70	125
Natural gas – 60 mmcf/d	15	55
Price changes1
Oil – $1.00/bbl	20	25
Natural gas (North America)2 – $0.10/mcf	15	25
Exchange rate changes
US$/C$ decreased by US$0.01	(10)	(10)
US$/UK£ increased by US$0.02	-	-
1.
The impact of price changes excludes the effect of commodity derivatives.  See specific commodity derivative terms in the ‘Risk Management’ section of this MD&A, and note 19 to the interim condensed Consolidated Financial Statements.

2.
Price sensitivity on natural gas relates to North American natural gas only.  The Company’s exposure to changes in the natural gas prices in Norway and Malaysia/Vietnam and Colombia is not material.  Most of the natural gas price in Indonesia is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil except for a small portion which is sold at a fixed price.

3.	Changes in cash flow provided by operating activities excludes TSEUK and Equión due to the application of equity accounting.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company’s debt repayment obligations can be found in note 17 to the 2012 audited Consolidated Financial Statements and note 16 to the interim condensed Consolidated Financial Statements. A discussion of the Company’s derivative financial instruments and commodity sales contracts can be found in the ‘Risk Management’ section of this MD&A.

As a result of the Yme settlement in March 2013, ocean-going vessel commitments in Norway ($375 million as included in note 23 of the Company’s 2012 audited Consolidated Financial Statements) no longer represent expected future commitments as at June 30, 2013.

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2012.  Refer to note 23 to the 2012 audited Consolidated Financial Statements for details of the Company’s commitments.

RISK MANAGEMENT

Talisman monitors the Company’s exposure to variations in commodity prices, interest rates and foreign exchange rates.  In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates.  The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the 2012 audited Consolidated Financial Statements.  Derivative financial instruments and commodity sales contracts outstanding at June 30, 2013, including their respective fair values, are detailed in note 19 to the interim condensed Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into.  These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly.  This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at June 30, 2013, none of which are designated as a hedge:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl
Dated Brent oil index	2013 Jul - Dec	6,000	90.00/121.63
Dated Brent oil index	2013 Jul - Dec	10,000	90.00/101.91
Dated Brent oil index	2013 Jul - Dec	10,000	90.00/105.33
WTI	2013 Jul - Dec	10,000	85.00/104.05
Dated Brent oil index	2014 Jan - Dec	10,000	95.00/110.00
Dated Brent oil index	2014 Jan - Dec	10,000	90.00/105.00
WTI	2014 Jan - Dec	5,000	80.00/95.00
Dated Brent oil index	2015 Jan - Dec	5,000	90.00/100.01
WTI	2015 Jan - Dec	5,000	80.00/95.02

Fixed priced swaps (Oil)	Term	bbls/d	$/bbl
Dated Brent oil index	2013 Jul - Dec	7,500	110.01
Dated Brent oil index	2013 Jul - Dec	26,500	105.22
Dated Brent oil index	2014 Jan - Mar	10,000	103.22
Dated Brent oil index	2014 Jan - Jun	10,000	103.06
Dated Brent oil index	2014 Jul - Dec	10,000	103.31
WTI	2014 Jan - Dec	2,500	91.91
Dated Brent oil index	2014 Jan - Dec	10,000	104.02

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf
NYMEX HH LD	2013 Jul - Dec	47,468	3.16/4.67
NYMEX HH LD	2013 Jul - Dec	94,936	3.16/4.74
NYMEX HH LD	2013 Jul - Dec	94,936	3.69/4.86
NYMEX HH LD	2013 Jul - Dec	94,936	3.79/4.69
NYMEX HH LD	2014 Jan - Dec	94,936	4.21/4.72
NYMEX HH LD	2014 Jan - Dec	47,468	4.21/4.64
NYMEX HH LD	2014 Jan - Dec	47,468	4.21/4.99
NYMEX HH LD	2015 Jan - Dec	47,468	4.23/4.87
NYMEX HH LD	2015 Jan - Dec	94,936	4.21/5.06

Fixed priced swaps (Gas)	Term	mcf/d	$/mcf
NYMEX HH LD	2014 Jan - Dec	47,468	4.24
NYMEX HH LD	2014 Jan - Dec	47,468	4.25
NYMEX HH LD	2014 Jan - Dec	47,468	4.34
NYMEX HH LD	2014 Jan - Dec	47,468	4.42
NYMEX HH LD	2014 Jan - Dec	47,468	4.44
NYMEX HH LD	2015 Jan - Dec	47,468	4.54

Subsequent to June 30, 2013, the Company entered into a Western Canadian Select (WCS) swap for the fourth quarter of 2013 of 6,500 bbls/d for $75.42/bbl, a WCS swap for the first quarter of 2014 of 6,500 bbls/d for $72.47/bbl and a WTI swap for 2014 of 10,000 bbls/d for $94.28/bbl.

Further details of contracts outstanding are presented in note 19 to the interim condensed Consolidated Financial Statements.

Interest Rate Swap
In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

USE OF ESTIMATES AND JUDGMENTS
The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. Judgments and estimates are reviewed by management on a regular basis.

Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate, which was 3.5% at June 30, 2013 (December 31, 2012 – 2.5%). Due to this rate increase, the net present value of the decommissioning liability was decreased by $146 million in the second quarter of 2013.

For additional information regarding the use of estimates and judgments refer to the notes the 2012 audited Consolidated Financial Statements and Annual MD&A for the year ended December 31, 2012.

CHANGES IN ACCOUNTING POLICIES
a) Accounting Policies Used
The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2012 Annual Consolidated Financial Statements except for the following:
Joint Arrangements, Consolidation, Associates and Disclosures
•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard established a new control model that applies to all entities. This standard did not have a significant impact on Talisman’s financial results as all subsidiaries are wholly-owned.  The trust holding common shares, to settle the Company’s obligation arising from its long-term performance share unit plan, is consolidated since it is a special purpose entity controlled by the Company and all other results are from joint operations;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Ventures.  This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation.  As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements.  Upon adoption of this standard on January 1, 2013, the Company accounted for its investments in TSEUK and Equión using the equity method of accounting and retrospectively restated the results and financial position. Refer to note 4 of the interim condensed Financial Statements;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The Company has provided the additional disclosures in notes 7 and 8 of the interim condensed Consolidated Financial Statements;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. The adoption of this standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard did not have an impact on Talisman’s interim condensed Consolidated Financial Statements.

Employee Benefits
•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments require the recognition of changes in defined benefit obligations and fair value of plan assets when they occur, eliminating the “corridor approach”, and accelerates the recognition of past service costs. In order for the net defined benefit liability or asset to reflect the full value of the plan deficit or surplus, all actuarial gains and losses are to be recognized immediately through other comprehensive income (OCI). In addition, entities will be required to calculate net interest on the net defined benefit liability or asset using the same discount rate used to measure the defined benefit obligation. The amendments also enhance financial statement disclosures. The amended standard requires retrospective application. The adoption of this standard did not have a material impact on the Company’s interim condensed Consolidated Financial Statements.

Presentation of items of Other Comprehensive Income
•
IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1.  The amendments to IAS 1 improve the quality of the presentation of OCI.  The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement.  The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.  The amendment affected presentation only and had no impact on the Company’s financial position or performance.

Offsetting Financial Assets and Financial Liabilities
•
IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7.  These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position.  The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position.  The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have a significant impact on the Company.

Fair Value Measurement
•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Adoption of the standard did not require adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. This standard had no material impact on the Company’s financial position or performance.

b) Accounting Pronouncements Not Yet Adopted
The Company continues to assess the impact of adopting the pronouncements from the IASB as described in the 2012 Annual Consolidated Financial Statements.

c) Impact of adopting IFRS 11
In preparing the interim condensed Consolidated Financial Statements, the Company has adjusted amounts reported previously in its Consolidated Financial Statements.  An explanation of how the new standards issued has affected the Company’s financial position, results of operations and cash flows, is presented in note 4 to the interim condensed Consolidated Financial Statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The adoption of new IFRS Standards, effective January 1, 2013, impacted Talisman’s presentation of financial results and accompanying disclosures.  The Company has evaluated the impact of the adoption of the new IFRS on its processes, controls and financial reporting systems and has made modifications to its control environment accordingly.  There have been no significant changes in Talisman’s internal control over financial reporting during the three month period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  Talisman utilizes the original Internal Control -Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

LEGAL PROCEEDINGS
From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations.  While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation.  These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area.  The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General’s own initiative.  Subpoenas have been issued to a number of companies, including Talisman.  The Company has been cooperating with the New York Attorney General in the investigation.  No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

ADVISORIES
Forward-Looking Statements
This interim MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation.  This forward-looking information includes, but is not limited to, statements regarding:

•	Business strategy, plans, and priorities;
•	The estimated impact on Talisman’s financial performance from changes in production volumes, commodity prices and exchange rates;
•	Potential effects of the hedging program;
•	Expected value and timing of tax payments and refunds;
•	Expected sources of capital to fund the Company’s capital program and potential acquisitions, investments or dispositions;
•	Expected future payment commitments;
•	Expected completion of well testing in Kurdistan;
•	Expectation that the Company’s counterparties will be able to meet their obligations; and
•	Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this interim MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities.  The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.  Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A.  The material risk factors include, but are not limited to:

•	The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;
•	Risks and uncertainties involving geology of oil and gas deposits;
•	Risks associated with project management, project delays and / or cost overruns;

•	Uncertainty related to securing sufficient egress and access to markets;
•	The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;
•	Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;
•	The outcome and effects of any future acquisitions and dispositions;
•	Health, safety, security and environmental risks, including risks related to the possibility of major accidents;
•	Environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;
•	Uncertainties as to the availability and cost of credit and other financing and changes in capital markets;
•	Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);
•	Risks related to the attraction, retention and development of personnel;
•	Changes in general economic and business conditions;
•	The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and
•	Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent AIF and Annual Report.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Advisory – Oil and Gas Information
Talisman makes reference to production volumes throughout this interim MD&A. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Talisman also discloses netbacks in this interim MD&A.  Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-Core Assets
In this MD&A, all references to “core” or “non-core” assets and properties align with the Company’s current public disclosures regarding its assets and properties.

Use of ‘boe’
Throughout this interim MD&A, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boe may be misleading, particularly if used in isolation.  A boe conversion ratio of 6mcf:1bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Abbreviations
The following list of abbreviations is used in this document:

AIF	Annual Information Form
bbl	barrel
bbls/d	barrels per day
boe	barrels of oil equivalent
COSO	Committee of the Sponsoring Organizations of the Treadway Commission
C$	Canadian dollar
DD&A	Depreciation, depletion and amortization
G&A	General and administrative
gj	gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NYMEX	New York Mercantile Exchange
PRT	Petroleum Revenue Tax
PSC	Production sharing contract
PSU	Performance share unit
RSU	Restricted share unit
SEC	US Securities and Exchange Commission
SEDAR	System for Electronic Document Analysis and Retrieval
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WCS	Western Canadian Select
WTI	West Texas Intermediate